Filed pursuant to Rule 424(b)(3)
File No. 333-170844

UNITED STATES METALS INDEX FUND

Supplement dated May 30, 2012

to

Prospectus dated May 1, 2012

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Metals Index Fund dated May 1, 2012. Please read it and keep it with your prospectus for future reference.

United States Commodity Funds LLC, as Sponsor to the United States Metals Index Fund, has voluntarily agreed to waive a portion of its management fee. As of May 30, 2012, the management fee will be reduced from 0.95% to 0.70%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.

Prospectus Summary—Overview of the Trust and USMI (page 2)

The sixth paragraph is replaced with the following:

In order for a hypothetical investment in units to break even over the next twelve months, assuming a selling price of $25.00 per unit, the investment would have to generate a 0.92% return. For more information, see the section of this prospectus entitled “—Breakeven Analysis.”

Prospectus Summary—Breakeven Analysis (page 6)

The Breakeven Analysis is replaced with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical investment in a single unit of USMI to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, we have assumed the initial selling price per unit of $25.00, which will be the selling price of the Units sold in the initial Creation Baskets. This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Initial Selling Price Per Unit	$25.00
Sponsor’s Management Fee (0.70%)(1)	$0.18
Creation Basket Fee(2)	$(0.01)
Estimated Brokerage Fees(3)	$0.01
Interest Income (0.08%)(4)	$(0.02)
Fees and expenses Associated with Tax Accounting and Reporting(5)	$0.07
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the Unit	$0.23
Percentage of initial selling price per Unit	0.92%

(1)	The Fund is obligated to pay the Sponsor a management fee based on average daily net assets and paid monthly. USCF LLC, as Sponsor to USMI has voluntarily agreed to waive a portion of its management fee. As of May 30, 2012, the management fee will be reduced from 0.95% to 0.70%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. However, the arrangement is voluntary and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.
(2)	Authorized Purchasers are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets of USMI. An order must be at least one basket, which is 50,000 units. This breakeven analysis assumes a hypothetical investment in a single unit so the Creation Basket fee for purposes of this breakeven analysis is $.01 (350/50,000).
(3)	Assuming that the price of a Unit is $25.00, USMI would receive $2,500,000 upon the sale of two Creation Baskets (100,000 Units multiplied by $25.00). Assuming that this entire amount is invested in Benchmark Component Metals Futures Contracts and that there is no change in the settlement price of such contracts, USMI would be required to purchase approximately 26 Benchmark Component Metals Futures Contracts to support the Creation Baskets ($2,500,000 divided by $95,000, the average value of the Benchmark Component Metals Futures Contracts as of February 29, 2012). Assuming further that futures commission merchants charge approximately $3.50 per Benchmark Component Metals Futures Contract for the purchase or sale, and that contracts are rolled on average six times per year, the annual futures commission merchant charge for USMI would be approximately $1,176. (Total Benchmark Component Metals Futures Contract transactions (28 purchases and 28 sales) multiplied by 6 times per year multiplied by $3.50.) As a percentage of the total investment of $2,500,000, this annual commission expense would be approximately 0.05%.
(4)	USMI earns interest on funds it deposits with its futures commission merchant and the Custodian and it estimates that the interest rate will be 0.08% based on the current interest rate on three-month Treasury Bills as of February 29, 2012. The actual rate may vary.
(5)	USMI assumed the aggregate costs attributable to tax accounting and reporting to be $75,000. This estimate is based on the experience of the Sponsor in its management of the Related Public Funds. The number in the break-even table assumes USMI has $30 million in assets.
(6)	For purposes of this breakeven analysis, we have assumed that USMI has $30 million in assets. If, however, only the initial two Creation Baskets of USMI are sold for proceeds of $2.5 million, the amount of trading income required for the redemption value at the end of the year to equal the initial selling price of one Unit for USMI would be $0.95 or 3.80% of the initial selling price per unit.

Prospectus Summary—The Offering—USMI Expenses (page 8)

The first paragraph is replaced with the following:

USMI is obligated to pays the Sponsor a management fee based on its average daily net assets and paid monthly at an annual rate of 0.95%. As of May 30, 2012, the management fee will be reduced from 0.95% to 0.70%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors. USMI is also responsible for all ongoing fees, costs and expenses of its operations, including:

What Are the Risk Factors Involved with an Investment in USMI?—Operating Risks of USMI (page 22)

The third paragraph is replaced with the following:

There is a risk that USMI will not earn trading gains sufficient to compensate for the fees and expenses that it must pay and as such USMI may not earn any profit.

USMI is obligated to pay the Sponsor a management fee of 0.95% based on its average daily net assets, over-the-counter spreads and various other expenses of its ongoing operations (e.g., fees of the Trustee). As of

May 30, 2012, the management fee will be reduced from 0.95% to 0.70%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors. These fees and expenses must be paid in all events, regardless of whether USMI’s activities are profitable. Accordingly, USMI must realize trading gains sufficient to cover these fees and expenses before it can earn any profit.

The Offering—Compensation to the Sponsor and Other Compensation (page 33)

The following is added to the end of the first paragraph:

As of May 30, 2012, the management fee will be reduced from 0.95% to 0.70%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.

The Offering—Fees to be Paid by USMI (page 74)

Footnote number one is replaced with the following:

*	USMI pays this compensation. As of May 30, 2012, the management fee will be reduced from 0.95% to 0.70%. The Sponsor anticipates that the waiver will remain in place through March 31, 2013. The arrangement is voluntary, however, and may be terminated or modified prior to March 31, 2013, with the approval of the Sponsor’s Board of Directors.

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